SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of July, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  July 7, 2005             By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     CFO and Secretary

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP



                       CONFERENCE CALL NOTICE


                     INTERTAPE POLYMER GROUP INC.
                   SECOND QUARTER 2005 EARNINGS RESULTS

Bradenton, Fla. -- July 7, 2005 - Intertape Polymer Group Inc.


DATE:            Friday, July 29, 2005

TIME:            10:00 A.M. E.T.

DIAL-IN #:       800-553-0358        (USA & Canada)

DIAL-IN #:       612-332-0636        (International)


THIS CONFERENCE CALL WILL BE SIMULTANEOUSLY BROADCAST ON OUR WEBSITE:
WWW.INTERTAPEPOLYMER.COM
      (Go to Financial Information, Conference Call Access
                 for live Web Cast)


DIGITIZED REPLAY

DIAL-IN #:       800-475-6701        (USA & Canada)

DIAL-IN#:        320-365-3844        (International)

ACCESS CODE:     788816

SCHEDULE:        July 29th @ 3:15p.m. end August 5th at 11:59p.m.
                 Eastern Time


Contact:          Intertape Polymer Group Inc.
                  Melbourne F. Yull
                  Chairman and Chief Executive Officer
                  (866) 202-4713
                  itp$info@intertapeipg.com